UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046519

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68875

SEC Mail Processing Section
FEB 27 2015
Washington DC 404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Gate, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon B. Leib (212) 867-3318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sharon B. Leib, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

KATIE BROMBERG NOTARY NO. 01BR6213400 QUALIFIED IN KINGS COUNTY COMM. EXP. 11/09/2017 PUBLIC STATE OF NEW YORK

Signature

Chief Financial Officer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEACON GATE, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

BEACON GATE, LLC

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Beacon Gate, LLC

We have audited the accompanying statement of financial condition of Beacon Gate, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beacon Gate, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2015

BEACON GATE, LLC

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 84,355
Due from Clearing Broker	1,831,300
Deposit with Clearing Broker	500,000
Due from other Broker	5,838
Other assets	96,921
	$ 2,518,414
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to FNY GP LLC and affiliated entities	$ 260,600
Accounts payable and accrued liabilities	236,299
Total liabilities	496,899
Member's equity	2,021,515
	$ 2,518,414

See notes to financial statement

BEACON GATE, LLC

Notes to Financial Statement
December 31, 2014

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Beacon Gate, LLC (the "Company"), a New York limited liability company, was incorporated on October 9, 2010. On November 14, 2011, the Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority. The Company is wholly owned by N.A. Grom, LLC (the "Parent").

Until July 11, 2014 the Company acted primarily as the introducing broker dealer of its affiliate G-2 Trading LLC ("G-2"), a registered broker-dealer. On July 15, 2014, G-2 filed to withdraw its broker-dealer registration. The Company became the introducing broker for its customer FNY Global Trading LLC ("90 Park"), an affiliate of FNY GP LLC, on July 14, 2014. The Company also acts as a finder or referral agent for other unaffiliated broker-dealers as well as receives licensing fees from other trading entities.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company executes trades of G-2 and 90 Park through its clearing broker, Goldman Sachs Execution & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member, directly. As an introducing broker, the Company introduces the G-2 and 90 Park's trading accounts, on a fully disclosed basis, to the Clearing Broker.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and other adjustments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Revenue recognition:

Commission and interest income result from transactions acting as introducing broker for G-2 and 90 Park. Commission is recorded as earned on a trade-date basis. Interest income and expenses are recorded on the accrual basis.

Referral and licensing revenue is recorded when earned. Referral income was earned primarily from one unaffiliated broker dealer.

Cash:

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

NOTE C - DUE FROM CLEARING BROKER

Pursuant to an agreement with the Clearing Broker, the Company is required to maintain a clearing deposit of $500,000.

The clearing and depository functions for the security transactions are provided by the Clearing Broker. For financial reporting purposes, amounts payable to the broker have been offset against amounts receivable from the broker for various items. The Company has substantially all of its individual counterparty concentration with the Clearing Broker.

NOTE D - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that the customer may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer's activities by requiring its customer to maintain margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is subject to credit risk should the Clearing Broker be unable to repay the account due from the Clearing Broker on the statement of financial condition.

NOTE E - INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax reporting. As such, no provision is made in the accompanying financial statement for U.S. federal, state and local taxes. The Parent is a limited liability company, taxed as a partnership and as such is not a tax paying entity. Each member of the Parent is individually responsible for its share of the Parent's income or loss for income tax purposes. However, the Parent is subject to New York City Unincorporated Business Tax, for which the Company has been allocated its share.

NOTE F - RELATED PARTY TRANSACTIONS

The Company had a commission rebate agreement with G-2.

The Company had a service agreement with G-2. Pursuant to this agreement, G-2 made available its facilities and employees to provide administrative and brokerage services and make payments for certain direct costs. In addition, the Company had a month-to-month sublease agreement with G-2.

BEACON GATE, LLC

Notes to Financial Statement
December 31, 2014

NOTE G – FNY GP LLC AND AFFILIATED ENTITIES

The Company has a service agreement with the 90 Park. Pursuant to this agreement, 90 Park made available its facilities and employees to provide administrative and brokerage services. The Company reimburses 90 Park for specific direct expenses incurred by 90 Park on the Company's behalf.

The Company paid an affiliate of 90 Park licensing fees and for additional administrative employees.

NOTE H - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, effective August 1, 2014 the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2014, the Company had net capital of $1,924,594, which was $1,891,467 in excess of its required net capital of $33,127. Through July 31, 2014 the Company elected to compute its net capital under the alternative method allowed under the Rule 15c3-1.

NOTE I – EXEMPTION FROM 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptions provision under subparagraph (k)(2)(i) for the period from January 1, 2014 through July 31, 2014 and (k)(2)(ii) for the period from August 1, 2014 through December 31, 2014.

NOTE J – SUBSEQUENT EVENTS

Subsequent to December 31, 2014, the Company had member's distributions of $1,125,000.